__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 29 November 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2 December 2002
339/2002

Telstra launches Australia's first 3G wireless service

Telstra today launched Australia's first fully operational third generation (3G) mobile service for business customers, which is faster, more powerful and feature rich than anything they would have experienced before.

Telstra Mobile Group Managing Director, Mr David Thodey said Telstra has trialed the service with 29 businesses in Melbourne and regional Victoria and found the major benefit for customers was the ability to quickly access important information in the field.

"The service is unlike any wireless experience in Australia today and will allow companies to mobilise their offices, improve productivity and potentially save money using secure mobile devices," said Mr Thodey.

Mobile users in several counties including Korea, Japan, Canada, New Zealand and the US are already experiencing the benefits of this new generation of mobile devices and applications over similar high-speed networks, providing Telstra with valuable benchmarks.

Initially, this new generation service will allow Telstra business customers in selected regional and metropolitan locations to use CDMA 1X compatible-devices to check corporate e-mail and browse Intranets and Internet at speeds almost comparable to a desktop computer.

"Medical staff at a Victorian hospital who have trialed the service to access X-Rays, radiology, patient history and diagnosis via a wireless laptop or personal digital assistant (PDA) said they found they could save up to one hour per day," Mr Thodey said.

"Similarly, a Wellington Shire Council field officer eliminated the hassle of returning to his office to perform basic duties such as animal registrations, property mapping and registering dog complaints and parking infringements."

Mr Thodey said wireless data services are now available to business customers in Greater Sydney (including Newcastle, Central Coast and Wollongong), greater Melbourne (including Geelong, Lorne and along the Mornington Peninsula) and Sale in the Gippsland region of Victoria.

Telstra plans to expand the network to Brisbane, the Gold Coast and Canberra. In addition, further customer trials will be conducted, including a regional trial in Roma in southwest Queensland, to establish the demand for expanded regional and metropolitan services and consumer applications.

"Telstra is committed to evolutionary progress with third generation wireless services based entirely around customer experiences and demand," Mr Thodey said.

CDMA 1xrtt is provided by upgrading digital CDMA base stations and is the next phase in Telstra's wireless data strategy moving towards third generation (3G) wireless data solutions. It provides virtually constant connection within a CDMA 1x coverage area and enables users to experience maximum data download speeds of up to 72 kbps and up to 144 kbps, depending on the plan chosen.

Media inquiries:

Chris Newlan
External Affairs Manager, Corporate Relations
Telstra Mobile
Tel: 02 8293 8992 or 0427 263 851
Email: chris.newlan@team.telstra.com

CDMA 1x

The first stage of Telstra's 3G implementation

Investor Presentation

5 December 2002

Mobile

Telstra

Contents

- Overview
- Wireless Data Strategy
- Rationale for CDMA 1x
- CDMA 1x - a competitive play
- Activity and Investment overview
- Business customer trial
- Business offers.
- Summary

Mobile
Telstra

5 December 2002

2

Mobiles Growth Potential

DATA
Access & Applications
Information Services
M-Commerce
Email & Messaging
Data Connectivity
USAGE
Stimulation
Coverage
Price rebalancing
Call completion
'Lifestyle' offers
PENETRATION
Segmentation
Industry segments
Youth
Rural
Prepaid

Mobile

Telstra

5 December 2002

3

Telstra Mobile –
Growth in a World of Wireless Data

- Wireless data is becoming an increasingly important tool for mobile phone users to improve business productivity, provide greater convenience and generally make people's lives easier.
- Wireless data revenues grew at 76% last financial year. Wireless data now accounts for approximately 8 per cent of Telstra Mobile revenue.
- Telstra's wireless data strategy is focussed on five areas - entertainment, transaction services, location services, email/messaging and information services.
- Telstra is a leader in the development of wireless data services in Australia, with customers already using services such as picture messaging and e-mail handheld devices such as BlackBerry, mobile phone-operated parking meters and vending machines,
- As part of Telstra's overall wireless data strategy, Telstra has been evaluating business customer experiences over a trial CDMA 1x network in Victoria. CDMA 1x is a high-speed mobile data network provided over a digital CDMA network.
- Telstra continues to examine WCDMA.

Mobile
Telstra
5 December 2002
4

Considerations for any network implementation

- Our decision criteria takes into account the following customer and commercial considerations:
  - Compelling customer proposition - applications, price, handset availability and coverage.
  - Stable technology - both business and consumers require high reliability of service
  - Timing - must be right for the maturity of the technology.
  - Regulatory certainty
  - Financial return - the investment must meet the rigorous financial hurdles we set for ourselves

Mobile

Telstra

5 December 2002

5

CDMA 1x 3G Network – The Key Drivers

- A compelling user experience
- International success - CDMA 2000 1x has been successful internationally, providing Telstra with valuable insights into what benefits customers most;
- Network Coverage - It gives us the option of potentially providing advanced wireless data solutions to more than 97 per cent of the population;
- Partnerships - Over 200 Australian partners are available to Telstra to help grow demand for wireless data services;
- Devices - We have access to a wide range of competitively priced, functionally rich handsets and devices
- Speed and low cost of upgrade to our extensive CDMA network

Technology
Network financials
Applications
Devices
User Experience

5 December 2002

6

CDMA 1X established and growing rapidly

- CDMA 1x is estimated to have more than 35 million subscribers worldwide by year end
- In Korea, more than 38% of subscribers use CDMA 1x technology
- Thirty three vendors supply close to 200 different phones
- Operators with CDMA 1x include:-

SK Telecom (South Korea)	Bell Mobility (Canada)
KTF LG (South Korea)	KDDI (Japan)
Monet Mobile (USA)	Centenial (Puerto Rico)
TeleMobile (Romania)	Telefonica Cellular (Brazil)
Cricket (USA)	Telus Mobility(Canada)
Telesp Cellular (Brazil)	Telecom (NZ)
Verizon (USA)	Smartcom PCS (Chile)
Metro PCS (USA)	Sprint PCS (USA)
	Pelephone (Israel)

Industry Sources and analyst reports

5 December 2002

Mobile

Telstra

7

Case Study Japan 3G:
KDDI's CDMA 1x compared to Do Co Mo's W-CDMA

System	Carrier & Brand	Launch, Coverage & Subscribers	Assessment
W-CDMA 384 Kbps Capex 10.9 Bill US$	NTT DoCoMo Brand: FOMA	▪ 1/10/2001 ▪ > 100k subs ▪ No coverage outside main cities	▪ 3 clunky (160g) single mode handsets ▪ Short battery life eg. talk time 100min., video 70min. standby 55hrs ▪ Lack of coverage & dropped calls ▪ Same as 2.5G plus video clips & video conferencing ▪ Expensive
CDMA 2000 1x 144 Kbps Capex 2.5Bill US$	Au/KDDI Brand: EZWeb	▪ 1/04/2002 ▪ > 1,000,000 subs ▪ National coverage	▪ Very good range of backward compatible, affordable handsets (10) ▪ Good battery life (eg. Toshiba 160min. talk time, 230hrs standby) ▪ Country wide coverage ▪ Same as 2.5 G plus, picture mail, video, clips, java & brew

Source: analysts reports, EMC study tour

Mobile
Telstra

5 December 2002

8

Activity and Investment Overview

Today

- High speed wireless data services will be offered to business customers in Greater Sydney (including Newcastle and Wollongong) and greater Melbourne (including Geelong through to Lorne and the Mornington Peninsula) and Sale in Gippsland

Future

- At this stage Telstra plans to offer business customers in Brisbane, Canberra and the Gold Coast high-speed wireless data services in the first half of 2003. Rollout to Perth and Adelaide is expected to follow in the second half of 2003
- Investment in CDMA 1 x for the proposed coverage area is expected to be less than A$150 million – this is already factored into Telstra's Capex Guidance of A$3.5 billion
- Goal for coverage to be available wherever Telstra digital CDMA services are available when demand is evident.
- Consumer services will be trialed over the next few months to test demand and user experience

Offer

- Initially the focus will be on the delivery of mobile data solutions for corporate and business customers.
- Telstra is undertaking a limited first stage deployment - services will be provided to customers where demand is evident and where a reasonable return on Telstra's investment can be delivered.

Mobile

Telstra

5 December 2002

9

Telstra's differentiators in these 3G services :

Coverage:

- Telstra's CDMA 1X network will provide superior coverage and reliability for high speed 3G wireless data services

Network Performance:

- Superior performance and user experience from CDMA 1X network compared to traditional networks

Customer Service:

- Heavy focus on ensuring excellent customer service and support from launch

Sales and Marketing:

- Marketing and channels are being trained and incented to support take-up of these CDMA 1x services

The CDMA 1x network upgrade is just one element in ensuring that we have compelling solutions with the best marketing, sales and customer support

Mobile

Telstra

5 December 2002

10

Business Customer Trial

Business Trialists

- 6 Telstra Mobile Data Specialists and 29 businesses in a variety of industries have participated in the trial in Melbourne and Gippsland over the past few months:
  - Transport
  - Health
  - Local & State Government
  - Water
  - Insurance
  - IT
  - Mobile device manufacturers
  - Application developers

Devices and Applications

- Trialists are currently using PC cards, PDAs, phones and laptops to access business applications wirelessly:
  - Vehicle monitoring
  - Job despatch
  - Fieldforce management
  - Health database enquiry
  - Access to property
  - Car registration
  - Microsoft Office/Lotus Notes applications

Initial Feedback – Good News story

- Convenient access to "live information".
- Ability to access corporate databases and desktop applications remotely: open email attachments, download presentations, send photos to the office
- The top 4 applications trialists nominated were Email, Internet, Scheduling and Business Applications – duplicating Desktop functions.
- Increased job efficiency: reduced time in office overcoming the barrier of mobility, no more doubling of tasks by support staff
- Potential for Organisational cost savings: due to increased flexibility

Customer experience in trial confirmed that CDMA 1x met and exceeded many customers' expectations for download speed

5 December 2002

Mobile

Telstra

11

Business Offer

Offer A : Mobilise Your Office:

- Plug-and-play experience with auto-configuration software
- For use with laptop or PDA
- Internet and corporate network access
- Sierra Wireless Card voice and data capability

Offer B : Your Pocket Sized Mobile Office:

- Kyocera Smartphone (7135) with Palm OS (or equivalent)
- Mobile Edition Outlook for e-mail and PIM access (internet based) & Internet Explorer
- Pre-configured for Telstra network connectivity

Offer C : Turn Your Mobile Phone into a Modem:

- Any 1X capable device, plus a data cable
- Simply connect to laptop or PDA to access internet and corporate network wirelessly

Pricing:

- No subsidies on data devices
- $10/1 MB and $30/4MB per month; experience up to 72Kbps; Intro offer – double the data for the first 3 months
- $85/15 MB per month; experience up to 144 Kbps; Intro offer – unlimited data for the first 3 months
- High use plans now being considered.

These services have been available since 2 December 2002 from Telstra Business Shops

5 December 2002
Mobile
Telstra
12

Summary

Exciting announcement of the first stage of Telstra's 3G implementation strategy.

Telstra brings the the first commercially available 3G offering to the Australian market

- *Compelling Customer Experience* - Applications and compelling customer experience are key – not technology
- *Positive trial feedback*- Early customer experience is encouraging
- *Partners* - Strong support from our Wireless Data Solutions partners.
- *Successful Implementation* - Network performance has been encouraging and simple to deploy.
- *Competitive Advantage* – In Telstra's view Technically and functionally, CDMA 1X will provide solid competition for potential future 3G services offered by our competitors
- *Future* - Further expansion of CDMA 1x services will be determined when demand is evident and where a solid return on Telstra's investment can be delivered.

Mobile
Telstra
5 December 2002

CDMA 1X Network Features

Packet Data

- more efficient for the customer
- improved user experience
- success from Europe to Japan

"High Speed" – up to 144 kbps

- increase from 14.4 to up to 144 kbps
- average throughput of 70kbps - 80kbps estimated
- twice as fast as typical landline dial-up

Always On

- support of 'always on' applications that will drive increased usage, support moving from a 'pull only' environment to a 'push and pull' model with more "actionable" alerts

Flexible Billing

- move to packet and transaction based versus non-differentiated minute billing

Mobile
Telstra
5 December 2002

CDMA 1X Melbourne and Sale Network– Coverage Map

CDMA 1X service is available in greater Melbourne in an area including Geelong, Lara, Bacchus Marsh, Melton, Sunbury, Healesville, Warburton, Yallock and Cowes. CDMA 1X service is also available in the Sale area including Bengworden, Stockdale, Heyfield, Rosedale and Stradbroke

DONALD
SHEPPARTON
WANGARATTA
ELMORE
BENALLA
MYRTLEFORD
ST ARNAUD
BENDIGO
EUROA
MOUNT BEAUTY
HEATHCOTE
BOMBA
MARYBOROUGH
STAWELL
CASTLEMAINE
SEYMOUR
MANSFIELD
EILDON
ARARAT
DAYLESFORD
KILMORE
BALLARAT
SUNBURY
BACCHUS MARSH
MELTON
HEALESVILLE
WARBURTON
ORBOST
MELBOURNE
LILYDALE
STOCKDALE
WERRIBEE
STRATFORD
LAKES ENTRANCE
LARA
DANDENONG
HEYFIELD
BENGWORDEN
MORTLAKE
GEELONG
FRANKSTON
SALE
ROSEDALE
YALLOCK
COLAC
STRADBROKE
COWES
LEONGATHA
YARRAM
APOLLO BAY

These coverage maps are illustrative only and show the extent of existing CDMA 1X coverage generally at the time of publication.
As with any radio system there are places inside the marked coverage areas where the CDMA 1X service may not work due to a variety of factors. For example, radio reception can be degraded or non-existent in certain places, particularly basements, lifts, underground car parks and large buildings. Reception can also be affected by mountains, tunnels and road cuttings.

5 December 2002

Mobile

CDMA 1X Sydney Network – Coverage Map

CDMA 1x service is available in greater Sydney, including Nelson Bay, Maitland, Cessnock, Newcastle, Lithgow, Katoomba, Camden, Bargo, Moss Vale, Kangaroo Valley, Wollongong and Kiama

GULGONG
BULAHDELAH
WELLINGTON
MUDGEE
SINGLETON
MAITLAND
NELSON BAY
CESSNOCK
NEWCASTLE
PARKES
ORANGE
WYONG
BATHURST
GOSFORD
WOY WOY
BLAYNEY
LITHGOW
RICHMOND
KATOOMBA
HAZELBROOK
HORNSBY
COWRA
SYDNEY
CAMDEN
HEATHCOTE
STANWELL PARK
YOUNG
BARGO
WOLLONGONG
BOWRAL
MOSS VALE
MURRUMBURRAH
SHELLHARBOUR
KIAMA
KANGAROO VALLEY
GERRINGONG
YASS
NOWRA

This coverage map is illustrative only and show the extent of existing CDMA 1X coverage generally at the time of publication.
As with any radio system there are places inside the marked coverage areas where the CDMA 1X service may not work due to a variety of factors. For example, radio reception can be degraded or non-existent in certain places, particularly basements, lifts, underground car parks and large buildings. Reception can also be affected by mountains, tunnels and road cuttings.

5 December 2002

Mobile

Telstra

Trial Case Study - Madisent

- **Trialist & Solution:**

  Madisent, a Melbourne-based provider of wireless technology, has been working with Telstra in trialing a wireless health-care solution called GCQ.

- **Applications:**
  - GCQ to access patient history, radiology, pathology and laboratory imagery (X-Rays, MRI and CT scans etc)
- **Devices:**
  - PDAs and laptop PCs
- **Key Benefits:**
  - Save time - Medical staff could save thirty minutes to 1 hour daily using GCQ over 1X with faster access to up-to-date patient information.
  - Improved patient care - quicker patient diagnosis & allowed a tighter view on patients

GCQ - Mobile Patient Data
madisent

Mobile

Telstra

5 December 2002

19 December 2002

TELSTRA ENTERPRISE AGREEMENT BALLOT RESULTS

After a two week ballot process, the following Telstra Enterprise Agreements (EAs) have received majority approval from staff:

  Corporate Group
  Mobile
  Network and Technology Group
  Retail
  Wholesale

Telstra will immediately apply for the certification of these EAs in the Australian Industrial Relations Commission (AIRC) and deliver the salary increase to staff covered by these EAs. It is anticipated the hearing for certification will take place tomorrow, 20 December and that certification will be completed the same day.

The first of five 2 percent salary increases (one every six months) will be delivered in the first full pay period after certification (the first full pay period commences 02 January 2003).

The sixth proposed EA, the Infrastructure Services EA, failed to receive a majority YES vote. As a result, Telstra will be unable to apply to certify this Agreement and staff in Infrastructure Services covered by the 2000-2002 EA will not receive the EA salary increase. The 2000-2002 EA will continue to apply to these staff.

Telstra

Telstra Corporation Limited

Salomon Smith Barney EMT Conference

Dr Ziggy Switkowski

Chief Executive Officer

January 2003

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

Telstra

Slide 2

Telstra Delivering - on Strategy, on Target

Domestic Retail
International
Infrastructure Services
Technologies
Networks
Applications
Wholesale

Highlights

- Service Improvement
- Mobiles Growth
- Broadband Growth
- Cost and Margin Improvement
- Capex Reduction
- Cashflow and Dividend Growth
- Solid Balance Sheet
- Regulatory Outcomes
- Bundling Delivers
- FOXTEL Pay-TV Packaging

Full Service Integrated Telecommunications Company

Telstra

Slide 3

Strength in our Financials

Fiscal 2002	$AUD
Sales Revenue	$20.2 Billion
Total Revenue	$20.8 Billion
EBITDA	$9.5 Billion
EBITDA Margin	50.8%
EBIT	$6.2 Billion
EBIT Margin	30.8%
Core Operational Capex	$3.4 Billion
Free Cash Flow	$3.8 Billion
ROE	26.8%

Market Capitalization $US32 Billion - 13th Largest Telco in world

As at 1/1/03

Telstra

Slide 4

Key Performance Indicators

Secure Revenue Diversity from Integrated Full Service Business Model

Other Revenues
Basic Access
Other Sales and Services
Solutions Management
Inbound Calling Products
Local Calls
Intercarrier Services
National Long Distance
Directory Services
Fixed to Mobile
Int'l Telephone Services
Data and Internet Services
Mobile Handsets
Mobile Telecommunication Services

Total Revenues - AUD $20,802 million fiscal 2002

Telstra

Slide 5

Key Performance Drivers / Enablers

Growing Spend Forecast on Communications

% of Household
Disposable Income
4
3
2
1
0
1.2%
1.8%
2.5%
3.0%
1990
1995
2001
2005F

Source: Telstra analysis

Telstra
Slide 6

Key Performance Indicators

Capital Expenditure
Capex / Sales %
30
25
20
15
10
17.9%
1997
1998
1999
2000
2001
2002

Slide 7

Key Performance Indicators – Efficiency

Thousands
Staff Numbers
Staff Numbers
60
55
50
45
40
35
30
1998
1999
2000
2001
2002

Slide 8

Migration Impacts Mitigated

Telstra Customers
Million
Million
12
10
8
6
4
2
0
6
5
4
3
2
1
0
Fixed Line & Mobile Subscribers
Internet Subscribers
Fixed lines
Mobile SIOs
Internet subs
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Sep-02

Unique Circumstances

- Fixed Local Calls not Timed
- Telstra's Leading Mobile Position
- Australia's Low 2nd Line Penetration
- Rebalancing
- Bundling
- Revenue Diversity

Telstra

Slide 9

Single Bill & Bundling Driving Consumer Segment Growth and Churn Reduction

• Package
• Single bill
FOXTEL

Customers - millions
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Single Bill
Consumer Packages
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May '02
July '02
Sep '02
Nov '02

Telstra

Slide 10

Drivers of Profitable Mobile Growth

Data
Investments & Applications
GPRS
M-Commerce
New Gen Wireless
Usage
Stimulation
Coverage
Price Rebalancing
'Lifestyle' Offers
Penetration
Detailed Behavioural Segmentation
Industry Segments
Rural
Prepaid
Manage Churn

Key growth focus for Telstra Mobile has shifted from Services-in-Operation growth to achieving ARPU growth

Slide 11

3G – Return on Investment is Key Driver

2G
2.5G
3G
1xRTT Delivered December 2002
CDMA
CDMA 2000
1xRTT
1x EV
-DV
1xEV
-DO
Alternative Option
EDGE
W - CDMA
(GSM 3G)
GSM
GPRS

Slide 12

Compelling Broadband Growth

- Strong growth – up 115% in fiscal 2002
- Cable, copper and satellite -100% coverage of Australia
- HFC passing 2.5 million homes
- 10 million copper lines
- 75% of lines ADSL enabled
- Mass market ADSL campaign
- ADSL self installation - 60%
- Number 1 in both wholesale and retail
- Limited ISDN migration impacts

Telstra

Slide 13

Solid Yield with Premium Characteristics

Dividend Yield (%)
8
7
6
5
4
3
2
1
France Telecom
Telstra
Telecom NZ
Singapore Telecom
Telecom Italia
Verizon
SBC Communications
Sprint FON
British Tel
Bell South Corp
AT&T
Portugal Telecom
Korea Telecom
Philippine Long Distance
Deutsche Telekom
NTT Corp
BB-
BB
BB+
BBB-
BBB
BBB+
A-
A
A+
AA-
Rating

As at 12 December 2002
Source: Brokers' Dividend estimates
S&P L/T Rating

Telstra

Slide 14

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 January 2003